NO ACT

DC
PE
3-24-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08045141

April 3, 2008

Act: 1934
Section:
Rule: 14A-8
Public Availability: 4/3/2008

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Re: JPMorgan Chase & Co.
Incoming letter dated March 24, 2008

Dear Mr. Chevedden:

This is in response to your letters dated March 24, 2008 and March 25, 2008 concerning the shareholder proposal submitted to JPMorgan Chase by Kenneth Steiner. On March 24, 2008, we issued our response expressing our informal view that JPMorgan Chase could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letters after we issued our response. After reviewing the information contained in your letters, we find no basis to reconsider our position.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 24, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

JPMorgan Chase & Co. (February 15, 2008)
 # 9 JPMorgan Chase & Co. (JPM)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Kenneth Steiner

Ladies and Gentlemen:

The March 10, 2008 company Rule 14a-8(i)(2) argument appears vague, incomplete and/or misdirected. The company explicitly claims that "... the Proposal intends to recommend that the that the Board adopt cumulative voting." Significantly the company does not claim that this proposal requests that the *company* adopt cumulative voting.

However the complete company argument seems focused on an unfounded company position that the proposal explicitly requests that the *company* adopt cumulative voting. And with this unfounded company assumption, the company of course failed to claim that it is impossible for the board to approve cumulative voting.

It seems that at this late date the company has yet to support a claim vital to its position – that the board would presumably be powerless to approve cumulative voting.

Furthermore, the company does not cite one precedent that considered the above issue.

Additional information will be provided on this new issue.

For this reason, the reasons in the letters dated March 10, 2008, March 11, 2008, March 12, 2008, March 13, 2008, March 18, 2008, March 20, 2008, additional reasons to be forwarded, and **JPMorgan Chase & Co. (February 15, 2008)** it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden
Proxy for Kenneth Steiner

cc:
Kenneth Steiner

Anthony J. Horan <ANTHONY.HORAN@chase.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 25, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

JPMorgan Chase & Co. (February 15, 2008)
 # 10 JPMorgan Chase & Co. (JPM)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Kenneth Steiner

Ladies and Gentlemen:

The following is an example of another company acting on a rule 14a-8 proposal to the same degree as the JPMorgan Chase & Co. interpretation of the text of the cumulative voting proposal and receiving Staff concurrence.

JPMorgan Chase explicitly claims that the "... the Proposal intends to recommend that the that the Board adopt cumulative voting." Significantly the company does not claim that this proposal requests that the *company* adopt cumulative voting.

Allegheny Energy in Allegheny Energy, Inc. (February 15, 2008)□responded to a rule 14a-8 proposal which also did not include text that the board "take the steps necessary to." The Allegheny Energy Board acted to amend its bylaws according to this summary:

> Form 8-K for ALLEGHENY ENERGY, INC
>
> 12-Dec-2007
>
> Amendments to Articles of Inc. or Bylaws; Change in Fiscal Year, Financial
>
> Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.
> On December 6, 2007, the Board of Directors (the "Board") of Allegheny Energy, Inc. (the "Company") adopted Amended and Restated Bylaws (the "Amended and Restated Bylaws") that reflect the changes to the Company's bylaws described below.
>
> ...
>
> Stockholder Action by Written Consent. The Amended and Restated Bylaws include a new Article II, Section 14, which provides that, unless otherwise provided in the Company's charter, any action required or permitted to be taken

at a meeting of the Stockholders may be taken without a meeting by unanimous written consent of the Stockholders. Additionally, unless otherwise provided by the Company's charter, the holders of any class or series of stock, other than the Company's common stock entitled to vote generally in an election of directors, may take action or consent to any action by the written consent of the holders thereof entitled to cast not less than the minimum number of votes necessary to take such action at a meeting of the Stockholders, if the Company provides notice of such action to each Stockholder not later than 10 days after the effective time of such action.

Then Allegheny Energy pointed out in its no action request that Section 2-505(a) of the Maryland General Corporation Law required that shareholder action by written consent also needed shareholder approval and the Board would *not* take the steps necessary to obtain shareholder approval. Allegheny Energy then received Staff concurrence with, "There appears to be some basis for your view that Allegheny Energy may exclude the proposal under rule 14a-8(i)(10)" with emphasis added as follows:

February 15, 2008

Response of the Office of Chief Counsel Division of Corporation Finance

Re: Allegheny Energy, Inc. Incoming letter dated December 21, 2007

The proposal asks the board to amend the bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to act by written consent.

There appears to be some basis for your view that Allegheny Energy may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Allegheny Energy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Allegheny Energy relies.

Sincerely,

/s/

Peggy Kim

Attorney-Adviser

Thus Allegheny Energy was determined able to adopt a shareholder proposal without text that the board "take the steps necessary to" and the JPMorgan Chase board has the power to adopt this cumulative proposal in a similar manner that would be consistent with state law.

For these reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden
Proxy for Kenneth Steiner

cc:
Kenneth Steiner

Anthony J. Horan <ANTHONY.HORAN@chase.com>

END